Dreyfus Treasury Prime Cash Management

Statement of Investments

4/30/2005 (Unaudited)

U.S. Treasury Notes - 85.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
5/12/2005	2.58	28,000,000	27,977,969
5/26/2005	2.62	150,582,000	150,309,515
6/23/2005	2.78	378,743,000	377,207,768
6/30/2005	2.76	586,170,000	583,494,598
7/7/2005	2.75	200,000,000	198,981,972
7/14/2005	2.73	265,831,000	264,350,174
7/21/2005	2.77	282,000,000	280,258,197
9/8/2005	2.98	185,000,000	183,037,587
Total U.S. Treasury Bills (cost $2,065,617,780)			**2,065,617,780**
U.S. Treasury Notes - 14.5%			
6.50%, 5/15/2005	1.97	150,000,000	150,271,886
1.25%, 5/31/2005	2.60	200,000,000	199,771,484
Total U.S. Treasury Notes (cost $350,043,370)			**350,043,370**
Total Investments (cost $2,415,661,150)		**100.1%**	**2,415,661,150**
Liabilities, Less Cash and Receivables		**(.1%)**	**(1,370,096)**
Net Assets		**100.0%**	**2,414,291,054**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.